Edward A. King	Goodwin Procter llp
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
VIA EDGAR AND OVERNIGHT COURIER
May 25, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Barbara C. Jacobs

Re:	Virtusa Corporation
Registration Statement on Form S-1, filed April 6, 2007
File No. 333-141952
Ladies and Gentlemen:
     This letter is being furnished on behalf of Virtusa Corporation (the “Company”) in response to comments contained in the letter dated May 8, 2007 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kris Canekeratne, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on April 6, 2007. Amendment No. 1 to the Registration Statement was filed on behalf of the Company with the Commission on April 13, 2007 for the purpose of filing additional exhibits to the Company’s Registration Statement. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on May 25, 2007. For your convenience, we will supplementally provide the Staff via overnight courier four (4) copies of Amendment No. 2, which has been marked to show the changes to the Registration Statement.
     The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments will also be provided to Rebekah Toton of the Staff. On behalf of the Company, we respectfully request that the Staff return to us all material supplementally provided once the Staff has completed its review. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

     For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2.
General
1.	Comments on your confidential treatment request for Exhibits 10.6 and 10.8, filed with Amendment No. 1 to the registration statement, will be provided shortly under separate cover.

RESPONSE: The Company acknowledges the Staff’s comment.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges the Staff’s comment and will provide a preliminary estimate of the price range to the Staff when available.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised to add the cover artwork. The Company will supplementally provide the Staff via overnight courier with copies of such artwork.

4.	Please update your filing as necessary to provide audited financial statements pursuant to Rule 3-12(d) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has included the Company’s audited financial statements for the fiscal year ended March 31, 2007 in the prospectus contained in Amendment No. 2.
Prospectus Summary, page 1
Company Overview, page 1
5.	We note your disclosure includes the names of certain of your current clients as representative of the “leading global enterprises” with which you do business here and in the MD&A and Business sections of the prospectus. Tell us how you identified these customers are representative of your customers. For example, are they your largest customers based on revenues? Did each of these customers provide a minimum percentage or dollar amount of revenues to you? In this regard, you should note that including the name of well-known customers because of their name recognition generally is not appropriate. Rather, you must have a set of neutral criteria and include the names of all customers meeting these criteria.

RESPONSE: The Company supplementally advises the Staff that, in selecting representative clients, the Company identified all clients who generated over $1 million of revenue in calendar year 2006. The Company contacted each such client that met this criterion and requested written permission to use its name in the prospectus. The Company listed all clients from which it received written permission in the business section of the prospectus. In the summary section of the prospectus contained in Amendment No. 2, the Company’s criteria was to include those clients, out of the clients who granted permission to use their name, who were a top 10 client in revenue overall. The Company has revised the client list in the prospectus contained in Amendment No. 2 on pages 1, 40 and 63 in accordance with the foregoing.

6.	Your summary should contain balanced disclosure regarding your business and financial condition. Revise your summary to provide a brief discussion regarding the concentration of customer base, including quantifying your dependence on a limited number of customers (i.e., your top ten customers accounted for 71.3%, 61.8% and 65.3% of total revenues for the nine months ended December 31, 2006, fiscal 2006 and fiscal 2005, respectively).

RESPONSE: Amendment No. 2 has been revised on page 1 in response to the Staff’s comment.
Market Opportunity, page 2
7.	With respect to any third-party statements in your prospectus such as the market data by IDC, NASSCOM-McKinsey and Hewitt Associates presented in your disclosure, please supplementally provide us with support for such statements. Please set forth the names of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources.

RESPONSE: The Company will supplementally provide the Staff via overnight courier with a binder with such reports, indicating where in the reports the referenced information can be found, in accordance with the Staff’s comment. Additionally, the Company respectfully advises the Staff that it did not commission any of these third-party reports, which are available to the public in accordance with the following table:

Report	Availability to the public

Worldwide and U.S. Offshore IT Services 2006-2010 Forecast, IDC	Available to non-subscribers for a fee of $4,500
# 202411, Volume 1, July 2006

Report	Availability to the public
Extending India’s Leadership of the Global IT and BPO Industries, December 2005	Available to non-subscribers for a fee of $350

India Salary Increase Survey: Survey Findings: 2006 and 2007	Free for customers of Hewitt Associates, available to non-Hewitt customers for $1,000

The Gartner Scenario 2006: The Current State and Future Direction of IT, October 27, 2006 (ID: G001444450)	Available to non-subscribers for a fee of $995

Gartner EXP Survey of More than 1,400 CIOs Shows CIOs Must Create Leverage to Remain Relevant to the Business (February 2007)	Free to the public

Worldwide IT Spending 2006-2010 Forecast Update by Vertical Market: North America, Western Europe, Asia/Pacific, and Rest of World, IDC #205018, January 2007	Available to non-subscribers for a fee of $15,000
The Company will provide the Staff via overnight courier a copy of the consents that it has received from each of these sources.
Risk Factors, page 7
General
8.	Your reference to unknown or immaterial risks in the second sentence of your introductory paragraph may give readers the impression that there are material risks that have not been identified. Please revise to simply state that all material risks are described in this section.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 7 in response to the Staff’s comment.
“Our revenue is highly dependent on a small number of clients...”, page 7
9.	In order to provide context to the risk disclosed, revise to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus. In this regard, it is unclear whether you have a limited number of long-term clients that have historically accounted for the majority of your revenues or whether you add new clients each year that account for a significant amount of revenues in only that year.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 7 in response to the Staff’s comment.
“The loss of key members of our senior management...”, page 10
10.	Consider expanding this discussion to briefly discuss any employment agreements you currently have with senior management. Please also disclose whether you maintain key man insurance on Mr. Canekeratne or any other senior managers.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 10 in response to the Staff’s comment. The Company supplementally advises the Staff that it does not have any employment agreements with senior management other than the severance and change in control agreements as described on pages 102 and 103 of the prospectus contained in Amendment No. 2.
“We may incur liability as a result of our failure to register...”, page 11
11.	Please tell us the timeline of events that led to your discovery that you may have been obligated to file a Form 10 to register your stock options as a class of securities under Section 12(g) in 2003. Please also provide a detailed description of the steps you took in July 2005 to reduce your number of option holders to less than 300, whether you had more than 300 option holders as of March 31, 2005 (i.e., the last day of your fiscal year), and whether you have remained under the 300 security holder threshold continuously since March 31, 2005. Your response should specifically address the type of information Virtusa has provided to option holders since the possible reporting obligation was triggered in 2003.

RESPONSE: The Company supplementally advises the Staff that its historical policy was generally to grant stock options to all of its employees, including grants of options to all of its employees worldwide. The vast majority of these option grants were for between 30 and 600 shares to employees of its Indian and Sri Lankan foreign subsidiaries. During the fiscal year ended March 31, 2003, the Company experienced 85% growth in its employee headcount which, in turn, resulted in 658 option holders at year end. The Company first discovered that it may have been obligated to file a Form 10 to register its stock options as a class of equity securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (Exchange Act), in February 2004 as part of the due diligence activities conducted in connection with its Series D preferred stock financing.

Upon becoming aware of the potential 12(g) issue in late February 2004, the Company immediately began working with its outside counsel to research the applicability of Section 12(g) to it and the process for obtaining no-action relief from the Commission under Section 12(h) of the Exchange Act. Upon subsequently concluding, based on the research conducted by the Company and its outside legal counsel, that no-action exemptive relief was not available, the Company began exploring the registration of its equity securities under the Exchange Act as part of an initial public offering (IPO) of its common stock. In February 2005, after having determined that, based upon then-current market conditions, the Company would not be able to consummate an IPO, the Company began the complex process of unilaterally terminating the stock options held by non-management employees of its foreign subsidiaries and subsequently replacing those stock options with cash-settled stock appreciation rights (SARs) that would not constitute equity securities under the Exchange Act.

Under the Company’s 2000 Stock Option Plan (Plan), the Company had authority to modify, amend, interpret or terminate the Plan or any outstanding grants thereunder and all decisions by the Company were final, binding and conclusive. In connection with any such actions, outstanding options could be adversely affected if such actions were undertaken to comply with applicable law. The grant of options and the issuance of common stock upon exercise were also subject to compliance with any applicable federal, state or foreign laws and regulations and the Company had no obligation to issue any shares if such issuance required any governmental approvals that the Company deemed necessary or desirable and which had not been obtained. Based upon the foregoing, the Company decided to terminate all outstanding stock option grants to non-management foreign employees. These employees represented the vast majority of outstanding option holders and the Company believed that such termination would eliminate any potential ongoing compliance concerns with respect to the registration of its stock options under Section 12(g) of the Exchange Act.

In addition to analyzing the terms of the Plan, the Company, together with its outside foreign legal counsel, also researched the implications of such a termination under Indian and Sri Lankan employment and securities laws. As a result of that research, the Company determined that while it could terminate outstanding stock options held by the employees of its Indian and Sri Lankan subsidiaries and subsequently replace them with cash-settled SARs without having to obtain the consent of those employees, various notices to the affected employees and filings in those jurisdictions were required to obtain approval of the proposed SARs plan.

The termination of the options and issuance of cash-settled SARs also raised significant cash flow, tax and accounting issues for the Company and its employees that needed to be resolved prior to implementation, including the negative impact of the cash-settled SARs on its cash flows through 2009, potential deferred compensation excise tax obligations for certain employees under the newly-promulgated Section 409A of the Internal Revenue Code and the negative impact of voluntarily adopting FAS 123R early in connection with the SARs. From March 2005 through June 2005, the Company researched these issues and reviewed its findings both with the Audit Committee of its Board of Directors and ultimately with its full Board of Directors.

On July 8, 2005, once the foregoing issues had been resolved to the satisfaction of the Company’s outside legal counsel and Board of Directors, the Company terminated the outstanding stock options held by non-management foreign employees and adopted the SARs plan. In August 2005, the Company commenced the issuance of SARs to the affected employees. As disclosed in the prospectus contained in Amendment No. 2, the SARs plan provides that all SARs granted thereunder are exercisable, prior to an IPO of the Company’s common stock, only upon a termination event of the employee and may only be settled in cash. As a result, the Company believes that the SARs plan is a non-equity based plan under Section 12(g) and its SARs holders are excluded from the calculation of equity holders for Section 12(g) purposes in accordance with the Staff’s Telephone Interpretation Manual (G.62). Although the Company had more than 300 option holders as of March 31, 2005, it has not at any time since July 8, 2005 had more than 300 equity holders (including both stockholders and option holders).

During the period from July 29, 2003 through July 8, 2005, consistent with its past practices, the Company held mandatory Company-wide meetings on a quarterly basis pursuant to which all employee option holders received detailed corporate information, including corporate strategy, customer information and new customers, and a quarterly financial update that included revenues, year-over-year quarterly growth percentages, gross margin, operating profit margin, the utilization rate of its billable resources, the number of new hires and employee headcount. This information was also provided for the then-current calendar year. In addition, the Company provided financial guidance based on the key metrics referenced above for the upcoming fiscal quarter and fiscal year, as well as key initiatives and strategies of the Company. The information provided in the quarterly updates was substantially similar to, and based on, the periodic information provided to the Company’s Board of Directors and investors on a quarterly basis.

The employees were also provided the opportunity and encouraged to ask questions of the management team, including the Chief Executive Officer, during and after the meetings. The Company also posted and maintained the corporate information portion of these presentations on an internal website for all employees. Although certain of the financial information posted on the internal website was deleted to protect confidentiality concerns, employees were advised that the information in these reports and presentations could be discussed at any time with members of management, including the Chief Executive Officer and Chief Financial Officer. In addition, beginning in January 2005, the Company made available to its U.S. option holders an information memorandum which was updated in February and May 2005.

12.	Consider discussing the possible Section 5 violation disclosed on page 12 under a separate subheading. You should also revise the text of the risk factor to set forth the events that led rise to a possible violation of Section 5 relating to stock option grants to 16 employees. Your response should include a detailed timeline that addresses, among other things, the date(s) of grant, the exemption relied upon, and the circumstances that led to your questioning the availability of such exemption.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 12 in response to the Staff’s comment. The Company supplementally advises the Staff that between July 29, 2003, the date by which the Company may have been obligated to file a Form 10 to register its stock options as a class of securities under Section 12(g) of the Exchange Act, and July 8, 2005, the date on which the Company reduced to below 300 the total number of its equity holders (including option holders), it issued options to purchase an aggregate of 318,500 shares of common stock to 15 individuals who were newly-hired employees in the United States and who did not meet the definition of an accredited investor pursuant to Rule 502 of the Securities Act of 1933, as amended (Securities Act). A summary of these option grants is set forth below.
•	Option grants covering an aggregate of 67,500 shares at an exercise price of $0.50 per share were made on August 12, 2003 to three (3) persons hired on May 27, June 2 and August 6, 2003. The August and May new hires were sales executives, and the June new hire was hired as a Director of Architecture. Each of these individuals has experience in leadership roles working with technology and financial services companies and experience with the use of equity as a component of compensation.

•	Option grants covering an aggregate of 6,000 shares at an exercise price of $0.50 per share were made on October 29, 2003 to two (2) persons hired on September 3 and October 1, 2003. The September new hire served as executive administrator to the chief executive officer of the Company. The October new hire was initially hired as a software engineer manager for the Company’s Sri Lankan subsidiary in 1998 and was a resident of Sri Lanka. He received the stock option grant when he was hired by the Company in the United States.

•	An option grant for 45,000 shares at an exercise price of $0.50 per share was made on December 16, 2003 to one (1) person hired on November 3, 2003. This individual was hired as a Program Manager, in a leadership and managerial position, for one of the Company’s largest clients in the financial industry and, accordingly, has experience in the financial industry.

•	An option grant for 20,000 shares at an exercise price of $1.45 per share was made on February 24, 2004 to one (1) person hired on February 23, 2004. This individual is the Company’s Human Resources manager and who has experience in the use of equity and options as part of compensation and assists in establishing compensation parameters and budgets, including equity grants, for new and lateral hires and employees of the Company.

•	An option grant for 50,000 shares at an exercise price of $1.75 per share was made on April 28, 2004 to one (1) person hired on April 12, 2004. This individual was hired as the Company’s Director of Technology, in a leadership and managerial role, and was responsible for creating some highly complex systems for some of the Company’s largest clients, including those in the financial industry where he has experience in financial systems and operational processes.

•	An option grant for 20,000 shares at an exercise price of $2.00 per share was made on June 29, 2004 to one (1) person hired as a principal architect in May 2004. This individual was originally hired on June 10, 2002 as an employee of the Company’s

Indian subsidiary as an architect and was a resident of India. He was subsequently hired by the Company in the United States. He is responsible for creating highly complex systems for some of our largest clients, including those in the financial industry where he has experience in financial systems and operational processes.

•	Option grants covering an aggregate of 65,000 shares at an exercise price of $2.20 per share were made on September 3, 2004 to three (3) persons hired on July 26, July 26 and August 2004. The first July new hire was hired as a senior sales executive and was a prior employee of the Company with knowledge of the Company and access to senior management prior to his rehire. The Company believes that he has experience with equity as a component of compensation. The other July new hire was hired as program manager and was a former small business owner. The Company believes that he had a thorough understanding of equity and capitalization issues. The August new hire was originally hired as an employee of the Company’s Sri Lankan subsidiary as a financial operations professional in August 1999. He was subsequently hired by the Company in the United States.

•	Option grants covering an aggregate of 45,000 shares at an exercise price of $2.30 per share were made on December 8, 2004 to three (3) persons hired by the Company on September 13, October 4, and November 8, 2004. The September new hire holds an MBA and the Company believes she has a thorough understanding of equity and capitalization issues. The October new hire is a senior member of the Company’s financial team with experience and understanding of financial statements and operating metrics. The November new hire was hired as associate project manager and was previously employed by the Company from 1999 to 2001 with knowledge of the Company and access to management prior to his rehire. The Company believes that he had a good understanding of the Company’s financial position, business model and opportunity.
The foregoing options were granted to these individuals in connection with their hiring by the Company in the United States. Because these option grants were made under the Company’s stock option plan, were subject to the Company’s standard time-based vesting restrictions and involved no payment on the part of the recipient, the Company believes that it can rely on a “no sale” theory under Section 2(a)(3) of the Securities Act in the event that Rule 701 were deemed to be unavailable to it. Moreover, the Company believes that the individual amounts of these options were made pursuant to informal stock guidelines based on the recipient’s position within the Company and involved very little, if any, negotiations or discussion at the time of the offer of employment. The employment offers to these individuals made the options subject to Board of Director approval and referenced only the number of options to be granted. The Company confirms that the exercise price and all other terms of these options were fixed in accordance with the Company’s standard form option agreements at the date of grant.

The Company also believes that it may also be able to rely on Section 4(2) of the Securities Act for some or all of these grants. In this regard, the Company held mandatory Company-wide meetings on a quarterly basis pursuant to which all employee option holders received detailed corporate information, including corporate strategy, customer information and new customers, and a quarterly financial update that included revenues, year-over-year quarterly growth percentages, gross margin, operating profit margin, the utilization rate of its billable resources, the number of new hires and employee headcount. This information was also provided for the then-current calendar year. In addition, the Chief Executive Officer provided financial guidance based on the key metrics referenced above for the upcoming fiscal quarter and fiscal year, as well as key initiatives and strategies of the Company. For certain of the option grants set forth above, these meetings were held between the time of the hiring of an employee and the date of the option grant. The relevant dates of these meetings were as follows: July 28, 2003, October 10, 2003, January 16, 2004, April 23, 2004, July 19, 2004 and October 20, 2004. The employees were also provided the opportunity and encouraged to ask questions of the management team, including the Chief Executive Officer, during and after the meetings. The Company also posted and maintained the corporate information portion of these presentations on an internal website for all employees. Although certain of the financial information posted on the internal website was deleted to protect confidentiality concerns, employees were advised that the information in these reports and presentations could be discussed at any time with members of management, including the Chief Executive Officer and Chief Financial Officer.

At the time of the grants made from August 12, 2003 through June 29, 2004 referenced above, the Company believed that those grants were also exempt from registration pursuant to Rule 701 under the Securities Act. As discussed in the Company’s response to the Staff’s Comment No. 11 above, the Company did not determine until late February 2004 that it may have been required to register its stock options under Section 12(g) of the Exchange Act. It was not until June 2004 that the Company, based upon other disclosures made by other issuers in Commission filings at that time, realized that Rule 701 may be deemed to be unavailable to it as a result of its failure to register its stock options under Section 12(g). Once the Company determined that Rule 701 might not be available for these option grants, it began exploring other exemptions from registration for these grants, including the “no sale” theory under Section 2(a)(3). Given the potential that a “no sale” determination under Section 2(a)(3) may not be available for newly-hired employees even in the absence of active negotiation over the amount and terms of the relevant option grant, subsequent to the December 8, 2004 option grants referenced above, the Company prepared an information memorandum, which it updated twice, for newly-hired U.S. employees who were not accredited investors and were receiving stock options to exempt such issuances under Regulation D of the Securities Act. The Company believes that the disclosure contained in the information memorandum met the requirements of Rule 502(b) of Regulation D, including without limitation, the financial statement and non-financial statement disclosure.

Accordingly, while the Company believes that these option grants were made pursuant to valid exemptions from registration under the Securities Act, it acknowledges the possibility that the holders of certain of these options could question the availability of such exemptions.

The Company further advises the Staff that, after conducting additional research into these option grants since the initial filing of the Registration Statement on April 6, 2007,

it discovered that one of the option grants for 200 shares that it originally classified as a grant to a newly-hired employee during the aforementioned period was actually made to an existing employee in the ordinary course in reliance on a no sale theory under Section 2(a)(3). The Company has, therefore, excluded that option from this risk factor in the prospectus contained in Amendment No. 2.
“Our management has limited experience managing a public company...”, page 14
13.	Please provide us with an analysis regarding the impact of the possible Section 12(g) violation discussed on page 11 as it relates to any requirements under the Sarbanes-Oxley Act.

RESPONSE: The Company supplementally advises the Staff that, since first discovering in February 2004 that it may have been obligated to file a Form 10 to register its stock options as a class of equity securities under Section 12(g) of the Exchange Act, it has taken numerous steps to strengthen its overall control environment and to maintain an effective systems of disclosure controls and internal control over enterprise wide and financial reporting controls. In this regard, the Company has also upgraded its stock option tracking software to one which is fully SFAS 123R compliant. The Company has hired several additional senior financial, legal and human resource personnel in the United States and at its foreign locations. The Company’s Board of Directors also created a compensation committee, which has been comprised solely of independent directors since May 2006, to administer the Company’s equity programs. In addition, the Company has created a disclosure committee which meets quarterly to assist the Company in evaluating the effectiveness of its disclosure controls and procedures. This disclosure committee is represented by financial and operational management personnel worldwide throughout the Company. Furthermore, the Company has engaged consultants and has hired a director of internal audit to assist the Company in evaluating the effectiveness of its internal control over financial reporting. In this regard, the Company has completed its planning and scoping process, gap analysis stages and recently conducted limited testing of key manual controls of certain process and IT application and general controls at all of its locations. The Company has also, since April 2004, added four additional independent members to the Board of Directors, including an audit committee financial expert to chair the Audit Committee of the Board of Directors. The Audit Committee has conducted regularly scheduled meetings for the past three years. The Company supplementally advises the Staff that in connection with the audit of the Company’s financial statements for the fiscal year ended March 31, 2003 and each subsequent fiscal year, its independent auditors did not report any material weaknesses. Moreover, the Company did not, and was not required to, restate any such financial statements in connection with or arising out of its discovery in February 2004 that it may have been obligated to file a Form 10 under Section 12(g) of the Securities Exchange Act. Based on the foregoing, the Company believes that it maintains an effective system of disclosure controls and procedures and internal control over financial reporting.

Based on the foregoing, the Company supplementally advises the Staff that it believes that its actions listed above with respect to its internal controls will enable it to comply with all required certification requirements under the Exchange Act, and that the failure to timely discover a potential Section 12(g) issue with respect to its stock options did not constitute a material weakness. The Company notes that it is not required to report on the effectiveness of Company’s internal control over financial reporting until its annual report for the fiscal year ended March 31, 2009.

14.	We note from your disclosures on page 14 of the filing that your testing or subsequent testing by your independent public accounting firm may reveal deficiencies in your internal controls over financial reporting that are deemed to be a material weakness. Please confirm that no material weaknesses have been identified to date.

RESPONSE: The Company supplementally advises the Staff that neither it nor its independent registered public accounting firm has identified any material weaknesses to date. However, the Company has not yet completed, and its independent registered public accounting firm has not yet performed, testing of the Company’s internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

“Our existing stockholders and management control a substantial interest...”, page 31
15.	Please revise the text of this risk factor to address whether any of your existing stockholders have any agreements or understandings to act together in matters submitted for stockholder approval.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 31 in response to the Staff’s comment.

Industry Data, page 33
16.	We note your statement that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 33 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 41
17.	Consider expanding your “Overview” to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your company and how is management dealing with these issues.

For example, we note that your gross margins are impacted by the location where work is performed and the type of contract that work is performed under (i.e., time-and-materials or fixed-price contract). Discuss the historical mix between these two types of contracts and any expected trends relating to the types of future contracts. We also note your disclosure regarding your high level of repeat business. Revise your disclosure to address any material trends regarding the engagement of new clients, as it is unclear from your disclosure whether increases in revenues are related to the addition of new clients, an increase in repeat business, or other factors. It also appears that you are experiencing a trend of increasing international revenues, particularly revenues in the United Kingdom. You should discuss this and other material trends in this section. Refer to Release 33-8350 on our website at www.sec.gov.

RESPONSE: The Company has revised pages 40 and 41 of the prospectus contained in Amendment No. 2 in response to the Staff’s comment.

18.	Please revise your disclosure here and other appropriate sections of the prospectus to identify all clients that accounted for greater than 10% of revenues during your last fiscal year and any interim period presented in the prospectus.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 7 and 41 in response to the Staff’s comment.

19.	We note the discussion of your IT service agreement with BT on page 42. Tell us if you are materially dependent upon any agreements with your other significant customers. In this regard, we note that you also have filed your agreement with JP Morgan Chase Bank as an exhibit to this registration statement. You should revise your disclosure, consistent with your request for confidential treatment, to discuss the material terms of that agreement.

RESPONSE: The Company supplementally advises the Staff that for its fiscal year ended March 31, 2006, both BT and JP Morgan Chase Bank accounted for more than 10% of the Company’s revenue. Accordingly, although these agreements were entered into in the ordinary course of the Company’s business, the Company filed its agreements with BT and JP Morgan Chase Bank as exhibits to the Registration Statement, as the Company deemed the agreements to be material to the Company’s financial condition or operating results at that time. The Company advises the Staff that JP Morgan Chase Bank represented approximately 7% of the Company’s revenue for fiscal year ended March 31, 2007. BT is the Company’s only customer that accounted for more than 10% of its revenue in its latest fiscal year and, accordingly, the Company believes that it is not materially dependent upon any agreements with its other customers, including its agreement with JP Morgan Chase Bank. As a result, the Company believes that additional disclosure in the prospectus regarding the terms of its agreement with JP Morgan Chase Bank would not be meaningful to investors and that its exhibit filing of the redacted agreement with JP Morgan Chase Bank provides investors with adequate disclosure of the material terms of that agreement. Moreover, the Company believes that further disclosure in the prospectus could be potentially misleading to investors as it would unduly suggest more significance to that agreement than its other customer agreements. In this regard, the Company notes that it has 6 customers that represented between 5% and 10% of its fiscal 2007 revenue.

20.	Revise your disclosure of revenues throughout MD&A to indicate the percentage of revenues provided onsite for your clients and the revenues recognized from your global delivery centers in India and Sri Lanka. Address the historical impact on revenues from the mix of work provided onsite and offshore and discuss any expected trends in the method of delivery of your services.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 42 in response to the Staff’s comment.

21.	Your discussion of revenues should also more clearly indicate the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. Also, revise to include a discussion of pricing pressure in your industry. Is there an industry leader that sets prices in your industry? Does pricing pressure come from your large customers who are seeking to lower prices? Revise to describe the impact of pricing pressures on services provided both onsite and offshore in India and Sri Lanka.

RESPONSE: The Company supplementally advises the Staff that the prospectus contained in Amendment No. 2 has been revised on page 42 to disclose changes in the Company’s revenue as a result of changes in rates (prices) and changes in billable time (volume) for all periods presented.

The prospectus contained in Amendment No. 2 has been revised on page 42 to address the balance of the Staff’s comment. The Company supplementally advises the Staff that it has not experienced significant pressure to reduce rates from either competition or customers that would impact the services provided both on-site and offshore in India and Sri Lanka.

Share-based compensation, page 46
22.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. If you have been using the fair-value-based method of SFAS No. 123R disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE: The Company supplementally advises the Staff that a price range for the offering has not yet been determined and, based on its discussions with the underwriters, it believes that it is currently too difficult to firmly estimate, without an undue risk of material revision, the proposed offering price. When it includes a price range in a subsequent amendment to the Registration Statement, it will include a description of the fair value in response to the Staff’s comment.

23.	Tell us whether you obtained a contemporaneous or retrospective valuation and whether it was performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In addition, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R and those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APB No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions;

•	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 46-49 in response to the Staff’s comment. The Company will update its disclosure in response to the Staff’s comment in a subsequent amendment to the Registration Statement once a price range for the offering becomes available. The Company respectfully advises the Staff that for equity awards granted prior to June 30, 2004, the Company obtained retrospective valuations, and for those that occurred on or after June 30, 2004, the Company obtained contemporaneous valuations. All of the valuations were from an unrelated valuation specialist, as defined in the AICPA Practice Aid. Such contemporaneous and retrospective valuations were considered by the Company as one of the factors in the Company’s assessment of the fair value of the common stock prior to adopting SFAS 123R on April 1, 2005. Subsequent to the adoption of SFAS 123R, the Company also considered the contemporaneous valuations provided by an unrelated valuation specialist, as defined in the AICPA Practice Aid, as one of the factors in the Company’s assessment of the fair value of the options.

To estimate the value of the common stock, pre- and post-adoption of SFAS 123R, the same general procedures were utilized. The Company utilized an income approach (a discounted cash flow analysis) as of each option grant. A discounted cash flow (DCF) approach indicates the fair value of a business based on the present value of the cash flows that the business can be expected to generate in the future. In applying the DCF method, the following steps were performed by the unrelated valuation specialist:
•	Estimated future cash flows for a discrete projection period based on management’s latest projections as of the option grant date;

•	Discounted these cash flows to present value at a rate of return that considers the relative risk of achieving the cash flows and the time value of money;

•	Estimated the residual value of cash flows subsequent to the discrete projection period;

•	Estimated the value of the business by combining the present value of the residual cash flows with the discrete projection period cash flows; and

•	Estimated the total equity value of the Company after applying discounts to the equity for illiquidity. In some of the earlier valuations, an immaterial discount for control was also applied. The highest combined discounts used in earlier valuations was 20 percent. The discount declined over time as the Company’s prospects for an initial public offering improved.
After concluding the total equity value of the Company as of each option grant, the Company used an option-pricing methodology (contingent claims analysis) to allocate the total equity value among various classes of preferred and common equity based on the individual preferences and provisions of each class of shares. Under the option-pricing methodology, each class of stock is modeled as a call option with a unique claim on the assets of the Company. The characteristics of each class of stock, as detailed by the shareholder agreements, determine the uniqueness of each class of stock’s claim on the Company’s assets, and these characteristics were modeled as distinct call options.

The Company also considered a market approach to check the reasonableness of the conclusions of the business value reached under the income approach. For a group of comparable publicly-traded companies, the Company reviewed the implied market value of invested capital (MVIC) to revenue and MVIC to earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. Since the comparable set of companies had a wide variance of MVIC to revenue and MVIC to EBITDA multiples, with no obvious discernable pattern, the Company used the market approach as a reasonableness check and not as a primary method of valuation.

Results of Operations, page 49
24.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that operating expenses increased $3.7 million to support growth, including marketing, branding and business development programs, recruiting and training of additional sales and administrative staff, and facilities expenses, but you do not provide quantitative disclosures regarding the impact of these items during the nine months ended December 31, 2006. Revise you disclosures to quantify each source to that contributed to a material change. We refer you to Section III. D of SEC Release 33-6835.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 50-54 in response to the Staff’s comment.
Reconciliation of non-GAAP Financial Measures, page 61
25.	We note your use of the non-GAAP disclosures for “adjusted net income” that excludes the impact of releasing the deferred tax asset valuation allowance. In this regard, your disclosures do not appear to include a statement regarding the material limitations associated with the use of a non-GAAP measure or the reasons why management believes that the presentation of this non-GAAP measure provides useful information to investors. Revise your disclosures to include all the disclosures required by Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 60 to discuss the material limitations associated with the use of a non-GAAP measure and to discuss the reasons why management believes that the use of this non-GAAP measure provides useful information for investors. The Company supplementally advises the Staff that it believes that disclosures presented include all of the disclosures required by Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003.
Business, page 65
26.	Revise to provide disclosure on the general development of your business pursuant to Item 101(a)(1) of Regulation S-K.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 78 in response to the Staff’s comment.

27.	Please also revise to provide financial information about geographic areas, or cross-reference to such information, pursuant to Item 101(d) of Regulation S-K.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 72 in response to the Staff’s comment.
Human Resources, page 77
28.	We note your references to the use of subcontractor on page 12 and in your disclosure on changes in results of operations. Revise to indicate the importance of the use and availability of subcontractors to your business. Your disclosure should address whether you are more dependent on subcontractors in certain geographic locations in which you do business and the relative availability of subcontractors in those regions. If material, address whether you have any contractual arrangements with entities that supply subcontractors or the manner in which you locate qualified subcontractors.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 75 in response to the Staff’s comment. The Company advises the Staff that, as disclosed in the prospectus, it relies on the use of subcontractors at all of its locations to perform certain of its services, but the use of subcontractors is not material to the Company’s business. Subcontractors are generally available at all Company locations around the world. The Company does not have any material contractual arrangements with any subcontractors because (i) the services provided by the subcontractors are performed on an as ordered basis, (ii) the service orders are contracts that are made in the ordinary course of the Company’s business, (iii) no individual service order is material to the Company’s financial condition or operating results, and (iv) the Company’s business is not substantially dependent upon any one subcontractor.
Compensation, page 87
Compensation discussion and analysis, page 87
Executive compensation components, page 88
29.	We note your references to considering the compensation of executives in similarly situated companies in the IT industry and other similar industries in setting base salaries and in determining the amount and type of equity incentive compensation and the relative weighting of such awards within total executive compensation. Please identify the comparable companies that constitute the component companies against which you set your benchmarks for total compensation. We assume that these companies are largely similar to the ones contained in the March 2007 peer analysis of Hewitt Associates in connection with the provisions of severance and change in control benefits to your executive officers. You should also address whether you seek to benchmark total compensation at a certain level in relation to these peer companies (e.g., a certain percentile, median level, etc.). See Item 402(b)(2)(xiv) of Regulation S-K.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 86 in response to the Staff’s comment. The Company supplementally advises the Staff that it did not benchmark its total executive compensation against comparable companies in its fiscal year ended March 31, 2007.
30.	We note that you have not provided a quantitative discussion of the terms of the necessary performance targets and bonus criteria to be achieved in order for your executive officers to earn their variable incentive cash compensation. You should discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 88-89 in response to the Staff’s comment.

31.	We note disclosure regarding “an equity grant policy for 2007...that formalizes how [you] grant equity” by setting parameters on the schedule of equity grants, the pricing of awards, and the methods for approval of grants. Please revise to provide a materially complete description of the terms under which equity grants will be made under this policy. In addition, disclose whether this policy has been formalized in writing and tell us what consideration, if any, you have given to filing a version of this equity grant policy as an exhibit pursuant to Item 601(b)(10)(iii).
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 90-91 to describe the material terms under the equity grant policy in response to the Staff’s comment. The Company supplementally advises the Staff that it does not believe that the Equity Award Grant Policy (Policy) is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10)(iii) of Regulation S-K because the Policy is not a compensatory plan, contract or arrangement pursuant to which equity may be awarded and in which any director, named executive officer or employee participates. The Policy simply sets forth the procedures by which the Company will follow in making equity awards under its equity compensation plans. In this regard, the Company notes that the stock option plans and stock appreciation rights plan by which it may award equity to such individuals are filed as exhibits to the Registration Statement. Unlike the equity plans, the Policy does not provide for the award of any equity compensation or govern the terms of any equity awards of the Company but, rather, simply outlines the manner in which such awards are to be made.
32.	Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K regarding how your equity-based incentive programs fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. In this regard, address the grant to certain named executives immediately exercisable stock options. We note the discussion that this practice facilitates the long-term tax planning of the executives involved but it is unclear how this practice aligns the interests of the executive officers with stockholders and where we may locate the written provisions relating to this practice. We also note that you have not provided any disclosure on regarding stock appreciation rights in this section and how, if at all, your 2005 SAR Plan fits into your overall compensation arrangements with your executive officers. Please revise to provide appropriate disclosure in this section regarding the issuance of SARs to executive officers. Finally, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 90 in response to the Staff’s comment.

33.	Given the disparity in the compensation of Mr. Smith in relation to the compensation of Mr. Canekeratne, the only named member of your senior management identified as a key member in the risk factor on page 10, identify the material differences in compensation policies and decisions for your named executive officers. See Section II.B. of SEC Release 33-8732A.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 87 in response to the Staff’s comment.

34.	Although we note your brief discussion regarding long-term tax planning for certain executives, please revise your disclosure to address the impact of accounting and tax treatments of particular forms of compensation. See Item 402(b)(2)(xii) of Regulation S-K. For example, your disclosure does not currently include a discussion of your Internal Revenue Code Section 162(m) policy.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 91-92 in response to the Staff’s comment.

Potential Payments Upon Termination or Change in Control, page 101
35.	Please clarify “for cause” and “other than good reason” for purposes of this discussion.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 102 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 108
36.	We note your disclosure that you have adopted a written policy that requires all future transactions between related persons (and their affiliates) and you in which the amount involved is equal to or greater than $120,000, be approved in advance by your audit committee. Please disclose where an investor may locate this written policy.

RESPONSE: The Company respectfully advises the Staff that it does not believe that Item 404(b) of Regulation S-K requires that registrants make their related party transaction approval policies available to investors. The Company believes that it has adequately disclosed all of the material terms of its related party transaction approval policy in accordance with Item 404(b) in the prospectus contained in Amendment No. 2. In connection with this offering, the Company intends to revise its website to make various corporate governance documents available for investors. To the extent that the Company determines to include its related party transaction approval policy with those materials, it will disclose the location of the policy in its subsequent filings with the Commission.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3
37.	Please revise to include a pro forma balance sheet (excluding the effects of the offering) along side the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds) due to the automatic conversion of the convertible preferred stock. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock as a result of your initial public offering. In addition, pro forma earnings per share for the latest year and interim period should be presented in the statements of operations giving effect to the conversion (but not the offering).

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 5, 39, F-3, F-4, F-5 and F-18 thereof in response to the Staff’s comment.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 5
38.	We note from your disclosures that revenues on time-and-materials contracts are recognized over the period of performance utilizing a proportional performance model based on the level of efforts, as milestones are achieved or when the final deliverables have been provided. Thus, it appears from your disclosures that you are using three methods of recognizing revenues for this type of contract. Explain why each method is proper and how revenue is measured under each method utilized. Specifically, for contracts that recognize revenue when the final deliverable is provided, clarify how you determined that it is appropriate to apply the completed contract model as opposed to a proportional performance delivery model. As part of your response, please clarify the terms of your typical customer contracts. Please revise your disclosures to explain why you recognize revenue when the final deliverables have been provided and how your policy complies with the applicable revenue recognition guidance. We refer you to the disclosure guidance of Section II.F.3 of the November 30, 2006 SEC Release, Current Accounting and Disclosure Issues in the Division of Corporation Finance.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page F-14 in response to the Staff’s comment. The Company supplementally advises the Staff that it acknowledges the inaccuracy of the following sentence from the prospectus in the Registration Statement and has removed it to avoid the appearance that it is using three methods of revenue recognition for time-and-materials contracts: “Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based upon level of effort, as milestones are achieved or when final deliverables have been provided.”

39.	We note from your disclosures on page 44 of the filing that you recognize revenue from a variety of IT consulting, technology implementation and application outsourcing services. Please clarify whether your arrangements contain a license to a software element within the scope of SOP 97-2. That is, tell us whether these arrangements involve significant customization or modification of a software license obtained from you and, if so, explain how you considered the guidance in paragraphs 63 to 71 of SOP 97-2. In addition, tell us whether your contracts include more than one deliverable. If so, indicate whether you can allocate the arrangement fee to each deliverable and, if so, indicate the basis for this allocation. See paragraph 9 of EITF 00-21 (or SOP 97-2 if applicable). If necessary, revise to disclose your revenue recognition policy for the development of software solutions and for professional service elements.

RESPONSE: The Company respectfully advises the Staff that its arrangements with its clients do not contain any licenses to software elements within the scope of SOP 97-2. Furthermore, the Company does not have any contracts which include more than one deliverable as defined under paragraph 9 of SOP 97-2, and as such need not assess the value of those individual elements as prescribed by paragraph 9 of EITF 00-21. Further, the Company does not foresee creating any proprietary software for licensing to external clients.
40.	We note from your disclosures on page 72 of the filing that you maintain a 20/80 onsite-to-offshore service delivery mix. We further note from your disclosures that your onsite teams are generally composed of program and project managers, industry experts and senior business and technical consultants while your offshore teams are generally composed of project managers, technical architects, business analysts and technical consultants. Tell us whether any of your contracts have high initial costs related to the use of specialized labor but lower labor costs for the balance of the project. If so, please indicate how this mix impacts the amount of revenue recognized during the term of the contract. For example, do you charge more for specialized labor under a time-and-materials contract when that type of employee is utilized?

RESPONSE: The Company supplementally advises that Staff that it does not have high initial costs related to the use of specialized labor. However, the Company does incur a higher cost per team member for onsite resources, which has more to do with the geography where the work is performed than with specialized labor. The Company often incurs a higher cost per team member during the initial phase of a contract since, at inception, the Company is learning the client’s environment, requirements gathering and defining the scope of the contract, which is typically done by a small core team onsite at the client. During subsequent phases the project team generally expands to include a high percentage of offsite resources and a broader mix of skills. The total project costs are greater in the subsequent phases of the contract; however, the cost per team member is lower.

The cost mix referred to above is reflected in the Company’s billing rates. Accordingly, the Company’s billing rates for time-and-materials contracts are higher for services performed onsite than for similar services performed at the Company’s offshore locations. Since the Company begins projects with a small core team, this initial phase accounts for a relatively small percentage of the overall project revenue. Further the margins the Company realizes are lower for their onsite work than for their offshore work.

41.	We note from your disclosures on page 42 of the filing that you are offering volume discounts or pricing incentives, which appear to be common practice in your industry. Explain to us how you account for such discounts or incentives. Also, tell us the amount of discounts and incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description. Tell us how your policy considered the guidance in EITF 01-9.

RESPONSE: The Company supplementally advises the Staff that, as part of its pricing strategy, from time to time, it may offer a volume based discount based on specific terms of the Company’s master service agreements to encourage an increased volume of services with such client. These discounts are triggered when defined revenue targets are met with its clients. The Company accounts for these volume discounts as a reduction of revenue over the contract period as services are provided in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer. For the fiscal years ended March 31, 2005, 2006 and 2007 volume discounts of $0, $0 and $107,000, respectively, were recognized as a reduction of revenue.

Amendment No. 2 has been revised on page F-14 to clarify the Company’s accounting for discounts and incentives.

42.	We note from your disclosures on page 22 of the filing that some of your client contracts contain restrictions or penalty provisions that if triggered could result in lower future revenues and decrease profitability. Tell us how you account for such restrictions and penalty provisions and the impact of these penalties or restrictions on each period presented. Cite the authoritative guidance being relied upon in accounting for such restrictions and penalty provisions.

RESPONSE: The Company respectfully advises the Staff that it applies the accounting in EITF 01-9 in determining if any of these contractual provisions would result in recognition of consideration provided to these vendors and does not believe that any of these provisions would result in measurable consideration. The Company has not deferred any revenue related to this risk factor for any of the periods presented in the Registration Statement.
(r) Earnings (Loss) per Share, page F-20
43.	We note that you have excluded redeemable convertible preferred stock from your computation of basic earnings per share. These shares appear to participate in earnings on the same basis as your common shareholders. See your disclosure regarding dividend rights on page F-24. Participating securities should be included in the computation of basic earnings per share when net income is reported using the two-class method on pages F-18 and F-19. See Issue 7 of EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

RESPONSE: The Company agrees with the Staff that redeemable convertible preferred stock participates in earnings on the same basis as common shareholders. Accordingly, Amendment No. 2 reflects the two class method beginning on page F-17 throughout the prospectus in response to the Staff’s comment.

(s) Recent Accounting Pronouncements, page F-21
44.	We note from your disclosures that you believe the adoption of the provisions of SAB 108 are not expected to have material impact on the Company’s financial position or results of operations. Be advised that registrants whose IPOs are declared effective after November 15, 2006 must apply the guidance in SAB 108 to the financial statements included in the IPO registration statement. See footnote 6 of SAB 018. If those financial statements are materially misstated using the guidance in SAB 108, you must restate them in accordance with SFAS 154 prior to effectiveness. You may not use the cumulative effect approach described in the interpretive response to Question 3 of the SAB.
RESPONSE: The Company respectfully advises the Staff that it has applied the provisions of SAB 108 to the financial statements included in the Registration Statement and the application of SAB 108 did not result in any financial statement revision.
Note 9. Stock Options, page F-27
45.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	The amount and timing of expense recognition; and

•	Indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

RESPONSE: The Company has supplementally provided via overnight courier a spreadsheet containing the above listed items in partial response to the Staff’s comment and will update the Staff on any subsequent transactions described above. In determining the fair market value for each of the periods listed below, the Board of Directors of the Company relied on a contemporaneous valuation by an independent third party valuation firm. The Company respectfully refers the Staff to its response to Comment No. 23 and the corresponding disclosure in the prospectus contained in Amendment No. 2 relating to the methodology used in these valuations. All valuations were performed by the same independent third party valuation firm using the same methodology. In addition to the contemporaneous valuations provided by the independent third party valuation firm discussed below, the Board of Directors also considered the following factors in determining the fair market value of the Company’s common stock since March 31, 2006:

•	the Company’s operating and financial performance and corporate milestones, including overall expenses as a percentage of revenue and increases in actual and projected revenues and net income on an annual and quarter-over-quarter basis;

•	the superior rights and preferences of the Company’s preferred stock, including the participation feature of the preferred stock; and

•	the likelihood of achieving a liquidity event for the shares of common stock.

Equity Transactions since March 31, 2006

On each of August 7, 2006, December 18, 2006 and February 27, 2007, the Company granted options at $1.34, $2.36 and $3.22 per share to purchase an aggregate of 1,215,757, 598,750 and 75,000 shares of the Company’s common stock, respectively, to employees of the Company, and on December 18, 2006, the Company granted options at $2.36 per share to purchase 20,000 shares to non-employees of the Company. For the grants to employees, the Company followed the guidance of SFAS No. 123(R) to calculate the fair value of the award using the Black-Scholes option-pricing model at the time of grant. This amount is recognized as expense over the vesting period. With respect to the grants of 20,000 stock options to non-employees, the Company followed the guidance of SFAS
No. 123(R) and EITF No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.” The Company records the expense of such services based on the estimated fair value of the stock option using the Black-Scholes option-pricing model. The value of the stock option is charged to earnings over the term of the service agreement. With respect to the stock option awards granted to employees and non-employees during the fiscal year ended March 31, 2007, the Company recorded an aggregate of approximately $199,655 of compensation expense to the consolidated statement of operations for these awards, of which approximately $3,581 of compensation expense related to non-employee awards.
For the foregoing option grant dates, the Company received contemporaneous valuations dated July 20, 2006, December 4, 2006 and January 15, 2007 that valued the common stock at $1.34, $2.36 and $3.22 per share, respectively, as of such dates. Based on this and the other factors discussed above, the Board of Directors determined the fair market value of the common stock on August 7, 2006, December 18, 2006 and February 27, 2007 to be $1.34, $2.36 and $3.22 per share, respectively.
On each of August 31, 2006 and March 29, 2007, the Company sold 275,022 and 2,875,869 shares of common stock for cash at a purchase price of $1.34 and $3.92 per share, respectively. The August sale of shares was made to a member of the Company’s Board of Directors and the fair value of its common stock at the time of sale was $1.34 per share, resulting in no intrinsic value per share. The March sale of shares was made to BT Americas, Inc., a wholly owned subsidiary of British Telecommunications plc, and the fair value of its common stock at the time of grant was $3.92 per share, resulting in no intrinsic value per share.
For the foregoing sales, the Company received contemporaneous valuations dated July 20, 2006 and March 9, 2007 that valued the common stock at $1.34 and $3.92 per share, respectively, as of such dates. Based on this and the other factors discussed above, and, with respect to the March 2007 issuance, arms-length negotiations with BT Americas, Inc., the Board of Directors determined the fair market value of the common stock on August 31, 2006 and March 29, 2007 to be $1.34 and $3.92 per share, respectively.

46.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

RESPONSE: The Company respectfully advises the Staff that for each of the option grants that occurred on June 30, 2004 and subsequent to June 30, 2004, the Company obtained contemporaneous valuations from an unrelated valuation specialist, as defined in the AICPA Practice Aid (a Level A valuation under the AICPA Practice Aid). For option grants occurring prior to June 30, 2004, the Company obtained retrospective valuations from an unrelated valuation specialist (a Level B valuation under the AICPA Practice Aid). The Company refers the Staff to its Responses to the Staff’s Comments Nos. 23 and 45 above.

47.	As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and
•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

RESPONSE: Amendment No. 2 has been revised on page F-27 and F-28 in response to the Staff’s comment. The Company supplementally advises the Staff that on February 17, 2005, the Company’s Board of Directors properly granted an employee of the Company’s India subsidiary a stock option exerciseable for 5,000 shares of its common stock at the then fair market value of $1.70 per share (which were converted to 5,000 SARs on July 8, 2005 in connection with the Company’s adoption of the SAR Plan.) Later that year, due to an administrative error, the Company mistakenly terminated 4,400 SARs held by such employee. When the Company identified the error in the fiscal year ended March 31, 2007, the Company reinstated the 4,400 SARs to the employee with the original terms and conditions, including the original exercise price and vesting schedule. In connection with the preparation of its 2007 annual financial statements and the performance of its related disclosure controls and procedures, the Company identified and quantified the accounting impact of this error. Due to the reinstatement of 4,400 SARs in the Company’s fiscal 2007 fourth quarter, the Company understated its share-based compensation expense by $210 and $2,202 in its fiscal years 2006 and 2007, respectively. The Company evaluated this error in accordance with SEC Staff Accounting Bulletin No. 99 (SAB 99), Materiality. Under SAB 99, the Company deemed such adjustment immaterial to its fiscal 2006 and 2007 consolidated financial statements and no adjustments were made to the Company’s consolidated balance sheets, statements of operations, changes in stockholders’ equity or cash flows. However, the number of SARs were adjusted to reflect the correction in the SAR Plan activity summarized on page F-27 of Amendment No. 2.

48.	In addition, if your disclosure refers to the use of an unrelated valuation specialist please name the specialist and include the expert’s consent following Rule 436(b) of Regulation C, or alternatively, remove the reference.

RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages [48-49, 90, and F-27] in response to the Staff’s comment. The Company supplementally advises the Staff that the reference to the independent valuation firm has been removed, and accordingly the Company does not believe consent of such firm is required.

Note 13. Related Party Transactions, page F-40
49.	We note from your disclosures on page 129 of the filing that J.P. Morgan Securities, Inc. and Bear Stearns & Co. Inc. are both current clients and acting as underwriters in connection with your initial public offering. We further note your disclosures on pages 7 and F-43 of the filing that your largest client, British Telecommunications plc, purchased an equity interest in your Company on March 29, 2007. Tell us whether you considered providing related party disclosures in the financial statements as required by SFAS 57. Further, tell us how you considered the guidance in Item 4-08(k) of Regulation S-X, which requires the dollar amount of related party transactions be disclosed on the face of the balance sheet, income statement, or statement of cash flows, as appropriate.

RESPONSE: The Company supplementally advises the Staff that it does not consider any of the parties identified in this comment to be related parties as defined by SFAS No. 57 and, accordingly, it has not disclosed related party transaction amounts in the financial statements or notes thereto under the guidance of Item 4-08(k) of Regulation S-X.

The Company arrived at this determination considering the relevant definitions contained in SFAS No. 57, Glossary B, specifically paragraphs 24b., e. and f. relating to control, ownership and related parties, respectively.

Paragraph 24b. defines control as “the possession, direct or indirect, of the power to direct or cause the direction of management and policies of an enterprise through ownership, by contract, or otherwise.” Despite the fact that the three parties mentioned are or have been significant customers of the Company, the contract terms and conditions under which the Company operated and continues to operate were similar in nature to the contracts the Company has entered into with other significant customers and are based on arms length negotiations. Additionally, neither the volume of business actually conducted, or the potential for future business, has ever influenced the Company’s management or operating policies of the Company in any manner materially different from that of the Company’s other significant customers, nor have these customer relationships ever prevented the Company from fully pursuing its own separate interests.
JP Morgan Securities, Inc. and Bear Stearns & Co., Inc. have no direct or indirect share ownership in the Company, and British Telecommunications plc (BT) owns less than 5% of the Company’s common stock when taking into consideration the Company’s redeemable convertible preferred stock on an as converted basis. Accordingly, BT’s ownership interest is far below the 10% ownership criterion stipulated in paragraph 24e. Moreover, as to the criteria in paragraph 24f., none of these customers has a representative on the Company’s Board of Directors (interlocking or otherwise), nor is any member of the Company’s key management team or the Company’s Board of Directors a related family member of the key management or directors of JP Morgan Securities, Inc., Bear Stearns & Co., Inc. or BT.
Note 14. Commitments and Guarantees, page F-41
50.	We note from your disclosures on page 25 of the filing that the Indian taxing authorities issued an assessment order with respect to the examination of your tax returns for the fiscal years ended March 31, 2004, and that an audit is currently being conducted of the fiscal year ended March 31, 2005. We further note from your disclosures that you have recorded a reserve of $0.4 million related to a transfer pricing matter for the nine months ended December 31, 2006. Tell us why this contingency is not disclosed in the financial statements, and revise accordingly. Provide us with your analysis in accordance with SFAS 5.

RESPONSE: The Company has begun a tax appeal process with the Indian Taxing Authorities. If the Company is unsuccessful with its appeals, it will seek relief within the U.S./Indian Double Tax Treaty and apply for Competent Authority. Any additional tax due to India would be offset with a corresponding tax deduction in the United States. Based on these facts, the Company does not believe that it has a contingent liability warranting disclosure under SFAS 5 as of March 31, 2007.

The Company has recorded a liability of $0.4 million, which represents the settlement amount the Company would be willing to accept to resolve transfer pricing issues between the Indian Taxing Authorities and the Company through March 31, 2007. This would also allow the Company to avoid the time and cost of pursuing the full extent of the appeal process.

Note 16. Business Segment Information, page F-42
51.	We note from your disclosures that the Company has determined that it operates under one reportable segment. We further note from your disclosures on page 74 of the filing that you primarily focus on the following three industries each of which requires a different areas of expertise: communications and technology, BSFU and media and information. Tell us how you considered the criteria for separate operating segments pursuant to paragraphs 10 through 15 of SFAS 131 or how you have met the aggregation criteria of paragraph 17 of SFAS 131. Clarify what information is reviewed by your chief operating decision maker to allocate such resources to these solutions.

RESPONSE: The Company’s chief operating decision maker (CODM) reviews discrete financial information for the Company’s operations in the Company’s following operating segments and industries: the communications, content and technology (CCT) operating segment, which includes Communications and Technology, and Media and Information), and the banking, financial services and insurance (BFSI) operating segment. The CODM reviews historical, forecast, summary, and detailed revenue and margin information to monitor operating performance and assess the overall profitability of the Company. Discrete financial information is not available or reviewed by the CODM for any industries contained within these operating segments.

The Company considered the aggregation criteria in paragraph 17 of SFAS 131 in determining that the Company’s two operating segments (CCT & BFSI) result in a single reportable segment as follows:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The CCT and BFIS operating segments have similar economic characteristics in that both segments follow the same pricing policies, both draw from the same pool of team members and so have similar costs, and generate similar long term gross margins.

Additionally, the Company considered the five aggregation criteria in paragraph 17 of SFAS No. 131 as follows:
a.	The Company uses an offshore delivery model to provide a broad range of information technology, or IT, services, including IT consulting, technology implementation and application outsourcing on an immediate, short duration contract basis. The Company provides substantially similar IT-related services across all of its clients and market segments, regardless of the operating segment to which they are provided. The Company classifies its clients into market segments primarily to develop industry-specific marketing and to reinforce the expertise that the Company has developed by working with clients that face similar business and technical challenges.

b.	The Company uses a single enhanced global delivery model to deliver all of its services to all of its clients, regardless of industry or operating segment. The Company’s global delivery model is premised upon its Global Innovative Process (GIP) which the Company uses to train all of its delivery resources, regardless of the client or industry in which the resources are engaged. GIP is the standard production and delivery process by which the Company delivers its IT services to all of its clients across all industries. Further, the technology-centric nature of the Company’s services requires the Company’s technical resources to have skills that are highly transferable from one client to another, regardless of industry and are applicable to all markets.

c.	The Company’s clients consist of mainly Forbes Global 2000 clients and are allocated across both of its operating segments. There is no difference in the type or class of client by operating segment. Further, the Company markets and delivers its services primarily to the IT organization in each of its clients. The purchaser of the Company’s services is generally a manager or executive with responsibility for the development, deployment, and support of IT applications. The title or role of the purchaser of the Company’s services does not differ significantly from one industry segment to another.

d.	The Company manages its service delivery groups through one general delivery organization which is responsible for overall fulfillment of client requirements based upon one global shared pool of IT service professionals using its 20/80 onsite-to-offshore delivery/offshore model for both operating segments.

e.	The nature of the regulatory environment is not applicable as any industry regulations do not affect the manner in which the Company delivers its services.
Based on meeting all of the above aggregation criteria, the Company believes that its business is one reportable segment.

Part II
Indemnification of Directors and Officers, page II-1
52.	Once the form of underwriting agreement is filed, please expand your description here of the general effect of the indemnification provisions therein.

RESPONSE: The Company respectfully refers the Staff to its disclosure in the last paragraph of Item 14 of the Registration Statement. The Company believes that its disclosure is responsive to the requirements of Item 702 of Regulation S-K and notes that the form of underwriting agreement containing the specific indemnification provisions will be filed as an exhibit to the Registration Statement.
Recent Sales of Unregistered Securities, page II-3
53.	We note that you relied upon Section 4(2) for numerous issuances of unregistered securities. Please briefly outline whether the purchasers were accredited or sophisticated with access to information.

RESPONSE: Amendment No. 2 has been revised on pages II-3, II-4 and II-5 in response to the Staff’s comment.
Exhibits, page II-10
54.	We note the reference to the stockholders agreement on page 83. Since this voting agreement is currently in effect, please file it as an exhibit to the registration statement. See Item 601 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has filed the Stockholders Agreement as Exhibit 10.17 to the Registration Statement.
* * *
          If you require additional information, please telephone either John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King, Esq.

cc:	Kris Canekeratne Paul D. Tutun, Esq. Virtusa Corporation John J. Egan III, Esq. Goodwin Procter LLP